Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Announces Change of Property Head

Macau, Thursday, December 10, 2020 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), the developer and owner of a world-class integrated resort located in Cotai, Macau, today announced that Mr. Kevin Benning’s appointment as Senior Vice President, Property General Manager, Studio City, became effective as of December 10, 2020. In such role, Mr. Benning will be responsible for the operations of Studio City. Mr. Benning replaces Mr. Geoffry Andres, who is being appointed as the property president of Melco Resorts and Entertainment (Philippines) Corporation, the position Mr. Andres held prior to joining Studio City.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the recent global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is the developer and owner of a world-class integrated resort located in Cotai, Macau.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com